[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 28, 2020

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Julia Griffith
Dietrich King

Re:	Professional Holding Corp.
Draft Registration Statement on Form S-4
Submitted December 23, 2019
CIK No. 0001630856

Ladies and Gentlemen:

On behalf of Professional Holding Corp. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 15, 2020, with respect to the above-referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). The Company is concurrently filing its Registration Statement on Form S-4 (the “Registration Statement”) via EDGAR, and five courtesy copies of the Registration Statement marked to show changes to the Draft Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement. All references to page numbers in these responses are to the pages of the Registration Statement.

U.S. Securities and Exchange Commission

January 28, 2020

Draft Registration Statement on Form S-4

Questions and Answers about the Merger and the Special Meetings

Q: Will the value of the merger consideration change between the date of this document and the time the merger is completed?, page 2

1.	Please revise the answer to clarify that currently there is no public market for Professional Class A common stock. In addition, please clarify in the answer how Marquis shareholders can obtain current sale prices for Professional Class A common stock. Finally, please disclose in the answer that at the time of the Marquis special meeting, Marquis shareholders will not know the market value of the

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

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If you have any questions, please do not hesitate to contact Matthew M. Guest at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours,

/s/ Matthew M. Guest

cc:	Daniel R. Sheehan, Chairman and Chief Executive Officer (Professional Holding Corp.)